SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Bizuo (Tony) Liu

c/o Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

(347) 905-5663

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑**

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** With the exception of Mission Right Limited, none of the Reporting Persons (defined below) previously filed a statement on Schedule 13G with respect to securities of the Issuer (defined below).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13 D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Bizuo (Tony) Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 40,000 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 40,000 shares issuable upon the vesting of restricted stock units)****
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 40,000 shares issuable upon the vesting of restricted stock units)****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Li (Helen) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 11,672 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 11,672 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 11,672 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Yihong Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Chengxiang (Chase) Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Mission Right Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,030,640 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,030,640 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,030,640 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13 D	Page 7 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share ("Common Stock") of Cellular Biomedicine Group, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 1345 Avenue of Americas, 15th Floor, New York, New York 10105.

Item 2.	Identity and Background

This Schedule 13D is filed by Bizuo (Tony) Liu ("Mr. Liu"), Li (Helen) Zhang ("Ms. Zhang"), Yihong Yao ("Mr. Yao"), Chengxiang (Chase) Dai ("Mr. Dai") and Mission Right Limited ("Mission Right" and together with Mr. Liu, Ms. Zhang, Mr. Yao and Mr. Dai the "Reporting Persons"), with respect to the shares of Common Stock held by the Reporting Persons.

The principal business of Mr. Liu is serving as Executive Director, CEO, CFO of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Ms. Zhang is serving as Chief Production Officer of the Issuer and her business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mr. Yao is serving as Chief Scientific Officer of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mr. Dai is serving as GM, Stem Cell Business Unit of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mission Right is investment holdings and its business address is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

Mr. Chiu Tao, a citizen of Hong Kong, serves as a Director of Mission Right and his address is No.7, Ground Floor, Shui Hau Village, Lantau, N.T. Hong Kong. Mr. Chan Boon Ho Peter, a citizen of Hong Kong, serves as a Director of Mission Right and his address is Flat 09, 14/F., CC Wu Building, 308 Hennessy Road, Wanchai, Hong Kong.

During the past five years none of the Reporting Persons or any other persons identified in this Item 2 have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Persons or any other persons identified in this Item 2 are, for the purposes of Section 13 of the Act, the beneficial owners of the shares of Common Stock reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

Mr. Liu used a total of approximately $946,679 in the aggregate, excluding brokerage commissions, of personal funds to acquire 139,867 shares of Common Stock out of such shares of Common Stock reported in row (11) of this Schedule 13D beneficially owned by him. Mr. Liu received the remaining shares of Common Stock reported in row (11) of this Schedule 13D solely pursuant to grants made under the Issuer's executive compensation plans in the form of restricted stock units discussed in Item 6 of this Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 8 of 12 Pages

Ms. Zhang received the shares of Common Stock reported in row (11) of this Schedule 13D solely pursuant to grants made under the Issuer’s executive compensation plans in the form of restricted stock units discussed in Item 6 of this Schedule 13D.

Mr. Yao used a total of approximately $50,004 in the aggregate, excluding brokerage commissions, of personal funds to acquire 4,167 shares of Common Stock out of such shares of Common Stock reported in row (11) of this Schedule 13D beneficially owned by him. Mr. Yao received the remaining shares of Common Stock reported in row (11) of this Schedule 13D solely pursuant to grants made under the Issuer’s executive compensation plans in the form of restricted stock units discussed in Item 6 of this Schedule 13D.

Mr. Dai received the shares of Common Stock reported in row (11) of this Schedule 13D solely pursuant to grants made under the Issuer’s executive compensation plans in the form of restricted stock units discussed in Item 6 of this Schedule 13D.

Mission Right used a total of approximately $8,900,000 in the aggregate, excluding brokerage commissions, of working capital to acquire the 1,030,640 shares of Common Stock reported in row (11) of this Schedule 13D beneficially owned by Mission Right.

The Buyer Consortium (as defined in Item 4 below) anticipates, as of the date of this Schedule 13D, that subject to the terms of the definitive transaction documentation, it will acquire all of the shares of Common Stock owned by shareholders of the Issuer other than the Initial Consortium Members, the Additional Consortium Members (as defined in Item 4 below) and their respective affiliates, at the price per share of Common Stock set forth in the Proposal (as defined in Item 4).

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Shares").

CUSIP No. 15117P102	SCHEDULE 13 D	Page 9 of 12 Pages

Item 4.	Purpose of Transaction

On November 9, 2019, Hillhouse Bio Holdings, L.P. ("Hillhouse Bio"), TF Capital Ranok Ltd. ("TF Capital"), Mr. Liu, Ms. Zhang, Mr. Yao and Mr. Dai (collectively, and together with Hillhouse Capital Advisors, Ltd., Dangdai International Group Co., Limited and Mission Right, the "Buyer Consortium", and together with Hillhouse Bio, TF Capital, Mr. Liu, each, an "Initial Consortium Member") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each member of the Buyer Consortium has agreed, among other things, that (i) Hillhouse Bio, TF Capital and Mr. Liu, as lead investors under the Consortium Agreement, shall cooperate and proceed in good faith in undertaking due diligence, if required, engaging in discussions with the Issuer regarding the Proposal and/or an acquisition transaction of the Issuer (the "Transaction"), negotiating and finalizing the definitive documentation in connection with the Transaction and taking any action or refraining from taking any action to comply with the obligations, satisfying the closing conditions or exercise the rights under such definitive documentation, (ii) for a period ending on the earlier of (A) 12 months after the date of the Consortium Agreement and (B) the termination of the Consortium Agreement pursuant to its terms, each member of the Buyer Consortium shall work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and against any other proposal opposed to the Transaction or that otherwise that could prevent, impede or, in any material respect, interfere therewith, and (iii) each applicable member of the Buyer Consortium shall cancel their (or their affiliates’) Rollover Shares for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On November 10, 2019 and November 11, 2019, each of Dangdai International Group Co., Limited and Mission Right (each, an "Additional Consortium Member") entered into an adherence agreement (each, an “Adherence Agreement”) to the Consortium Agreement and join the Buyer Consortium.

On November 11, 2019, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a non-binding preliminary proposal (the "Proposal") to the board of directors of the Issuer (the "Board"). In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Common Stock of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Transaction is carried out and consummated, the shares of Common Stock of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the shares of Common Stock of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement, the Adherence Agreements and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, the Adherence Agreements and the Proposal, which are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 10 of 12 Pages

The Reporting Persons intend to review their (or their affiliates') investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons and their affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Persons and their affiliates may, subject to the terms of the Consortium Agreement, in the future take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons' (or their affiliates') intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 19,280,612 shares of Common Stock outstanding as of November 1, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Persons and the other members of the Buyer Consortium that beneficially own stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 4,704,004 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options and 69,344 shares of Common Stock issuable upon the vesting of restricted stock units held by the Reporting Persons), which represents approximately 23.3% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options and vesting of the foregoing restricted stock units). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Persons have not transacted in any shares of Common Stock in the last 60 days.

(d)	No person other than each of the respective Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

CUSIP No. 15117P102	SCHEDULE 13 D	Page 11 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Liu owns options that once exercisable will be exercisable into 616,100 shares of Common Stock and 40,000 restricted stock units. Mr. Liu's options have strike prices ranging from $5.00 to $35.53 and expiration dates ranging from July 23, 2021 to March 3, 2027.

Ms. Zhang owns options that once exercisable will be exercisable into 91,700 shares of Common Stock and 11,672 restricted stock units. Ms. Zhang's options have strike prices ranging from $5.19 to $18.61 and expiration dates ranging from March 11, 2023 to May 14, 2027.

Mr. Yao owns options that once exercisable will be exercisable into 61,500 shares of Common Stock and 8,836 restricted stock units. Mr. Yao's options have strike prices ranging from $12.40 to $26.53 and expiration dates of ranging from August 4, 2025 to March 3, 2027.

Mr. Dai owns options that once exercisable will be exercisable into 41,700 shares of Common Stock and 8,836 restricted stock units. Mr. Dai's options have strike prices ranging from $5.30 to $18.61 and expiration dates ranging from April 8, 2026 to May 14, 2027.

Collectively, the options and restricted stock units held by the Reporting Persons represent economic exposure comparable to an interest in approximately 5.7% of the shares of Common Stock.

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Consortium Agreement, dated November 9, 2019 by among the Initial Consortium Members.

Exhibit 2-A:	Adherence Agreement, dated November 10, 2019 by Dangdai International Group Co., Limited

Exhibit 2-B:	Adherence Agreement, dated November 11, 2019 by Mission Right Limited

Exhibit 3:	Proposal from the Buyer Consortium to the Board, dated November 11, 2019.

Exhibit 4	Joint Filing Agreement

CUSIP No. 15117P102	SCHEDULE 13 D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 13, 2019

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

Exhibit 1

CONSORTIUM AGREEMENT

This CONSORTIUM AGREEMENT (this “Agreement”) is made and entered into as of November 9, 2019, by and among Hillhouse Bio Holdings, L.P., an exempted limited partnership organized and existing under the Laws of the Cayman Islands (together with its Affiliates and/or designees, collectively, “Hillhouse”), TF Capital Ranok Ltd., an exempted company organized and existing under the Laws of the British Virgin Islands (“TF Capital”), Bizuo (Tony) Liu, a citizen of the United States of America (“Mr. Liu,” and together with Hillhouse and TF Capital, each, a “Lead Investor” and collectively, the “Lead Investors”), Li (Helen) Zhang, a citizen of the United States of America (“Ms. Zhang”), Yihong Yao, a citizen of the United States of America (“Mr. Yao”) and Chengxiang (Chase) Dai, a citizen of the PRC (“Mr. Dai”). The Lead Investors, Ms. Zhang, Mr. Yao, Mr. Dai and the Additional Parties are referred to herein each as a “Party,” and collectively, the “Parties.” Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 11.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to Cellular Biomedicine Group, Inc., a Delaware corporation (the “Company”), pursuant to which the Parties or their Affiliates will acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) not already owned by the consortium formed by the Parties to undertake the Transaction (the “Buyer Consortium”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the Laws of a state within the United State of America and, if appropriate, to cause Holdco to form a direct or indirect, wholly owned subsidiary (“Merger Sub”) under the Laws of the State of Delaware, and (b) upon the closing of the Transaction (the “Closing”), Holdco shall hold 100% of the Company;

WHEREAS, in accordance with the terms of this Agreement, the Lead Investors, with the assistance of the other Parties, will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, if required, (b) discussions regarding the Proposal with the Company, and (c) the negotiation and finalization of the terms of definitive documentation in connection with the Transaction (collectively, together with any amendments or waivers thereof, the “Definitive Document”);

WHEREAS, in connection with the Closing, (a) each Party agrees to contribute (or cause his, her or its Affiliates to contribute) his, her or its Rollover Shares and Cash Contribution (each as defined below) , and (b) subscribe for or cause to be subscribed for newly issued ordinary shares of Holdco (the “Holdco Shares”) immediately prior to the Closing;

WHEREAS, the Parties agree to (a) vote their Covered Securities (as defined below) in accordance with and subject to the terms and conditions of this Agreement and (b) subject their Covered Securities to the transfer prohibitions and restrictions contained in this Agreement; and

WHEREAS, in connection with the submission of the Proposal to the Board, the Parties may be required to file with the U.S. Securities and Exchange Commission an ownership report on Schedule 13D to disclose their entry into this Agreement and submission of the Proposal and certain additional information.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

1

Article I
Proposal; Holdco Ownership

Section 1.1 Participation in Transaction.

(a)       The Parties agree to participate in the Transaction on the terms set forth in this Agreement. The Lead Investors shall cooperate and proceed in good faith to (and the other Parties shall cooperate with the Lead Investors to) (i) undertake due diligence with respect to the Company and its business, if required; (ii) engage in discussions with the Company regarding the Proposal and/or the Transaction; (iii) negotiate and finalize the terms of the Definitive Documents; and (iv) take any action or refrain from taking any action in order for Holdco or Merger Sub to comply with their respective obligations, satisfying the closing conditions or exercise their respective rights under the Definitive Documents.

(b)       In order to facilitate the foregoing and except as otherwise agreed, each Party hereby authorizes and delegates to the Lead Investors and the Joint Advisors the primary responsibility for negotiating and finalizing the terms of the Definitive Documents with the Company with respect to the Transaction; provided that if any Party fails to reach agreement with the Lead Investors with respect to any material term of the Transaction and such failure continues for more than five (5) Business Days after a notice delivered by the Lead Investors jointly to resolve such disagreement, then such Party shall be deemed to have withdrawn from the Buyer Consortium unless otherwise agreed to by all of the Lead Investors. The Lead Investors shall also have the right (i) subject to Section 1.3(c), to adjust the number of Rollover Shares and/or the amount of Cash Contribution of any Party and update the Equity Contribution Schedule (as defined below), and (ii) to determine the number of Rollover Shares and the amount of Cash Contribution of an Additional Party pursuant to Section 1.4.

(c)       For the purposes of this Agreement, any action to be taken by “the Lead Investors” (other than those contemplated under Section 1.1(a)), including without limitation any agreement, approval, consent or determination, any notice to be delivered, any admission of any additional investor to the Buyer Consortium, or any adjustment of the number of Rollover Shares and/or the amount of Cash Contribution of any Party, shall, in each case, be taken only with the unanimous consent of all the Lead Investors.

Section 1.2 Proposal. On or about the date hereof, the Parties shall submit a preliminary non-binding proposal to acquire the Company (the “Proposal”) to the Board.

Section 1.3 Holdco Ownership and Arrangements.

(a)       Prior to the execution of the Merger Agreement, the Lead Investors will arrange to incorporate Holdco and depending on the agreed structure, will arrange for Holdco to incorporate Merger Sub.

(b)       At the Closing, each Party shall contribute (or cause his, her or its Affiliates to contribute) to Holdco, in exchange for newly issued Holdco Shares, (i) such number of shares of Common Stock held by such Party and/or his, her or its Affiliates and as determined by the Lead Investors from time to time (such Party’s “Rollover Shares”) and (ii) such amount of cash as determined by the Lead Investors from time to time (such amount, such Party’s “Cash Contribution”).

2

With respect to any Party, the sum of (A) the deemed value of such Party’s Rollover Shares (which shall be calculated based on the per share purchase price offered to the stockholders of the Company in the Transaction (the “Per Share Merger Price”), but without regard to any vesting schedule or condition) and (B) the amount of such Party’s Cash Contribution shall be hereinafter referred to as the “Equity Contribution” of such Party. Each Party’s ownership percentage in Holdco as of immediately following the Closing and the number of Holdco Shares to be issued to such Party in exchange for such Party’s Equity Contribution shall be calculated proportionally based on (x) the amount of such Party’s Equity Contribution, relative to (y) the aggregate amount of all Parties’ Equity Contributions. For the avoidance of doubt, each Party agrees that the obligation of such Party to contribute his, her or its Rollover Shares and Cash Contribution to Holdco under this Section 1.3(b) shall be subject to the satisfaction or waiver of the conditions to the obligations of Holdco and its subsidiaries to consummate the Transaction to be set forth in the Definitive Documents.

(c)       Each Party hereby agrees that (i) the Lead Investors may prepare and maintain a schedule setting forth the number of Rollover Shares and the amount of Cash Contribution of each Party (the “Equity Contribution Schedule”); (ii) the number of Rollover Shares or the amount of Cash Contribution of any Party shall not, without prior consent of such Party, be increased to more than such Party’s Rollover Shares or Cash Contribution, as applicable, as set forth in the first Equity Contribution Schedule circulated by the Lead Investors to the other Parties or the Adherence Agreement (as defined below) executed and delivered by such Party, as applicable; and (iii) the number of Rollover Shares and/or the amount of Cash Contribution of any Party may be adjusted from time to time by the Lead Investors (including upon the admission of any Additional Party pursuant to Section 1.4 or the withdrawal of any Party from the Buyer Consortium pursuant to Section 1.1(b), or as a result of any Transfer as permitted under Section 4.4(a) from time to time prior to the Closing), and the Lead Investors shall have the right to update the Equity Contribution Schedule from time to time to reflect such adjustments and the corresponding changes in the Sponsors’ respective Sponsor Percentages.

(d)       The Sponsor Percentage of each Sponsor shall be a fraction, (i) the numerator of which is the amount of Cash Contribution to be made by such Sponsor and (ii) the denominator of which is the aggregate amount of Cash Contribution to be made by all the Sponsors; provided that the initial Sponsor Percentage of each Sponsor as of the date hereof shall be equal to the percentage set forth opposite the name of such Sponsor under the column “Sponsor Percentage” of the first Equity Contribution Schedule circulated by the Lead Investors to the other Parties.

Section 1.4 Admission of New Consortium Members. The Lead Investors may agree to admit one or more additional investor(s) to the consortium as additional party(ies). Any additional party admitted to the Buyer Consortium pursuant to this Section 1.4 shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule B (the “Adherence Agreement”) and upon its execution of the Adherence Agreement, such additional party shall become an “Additional Party” for purposes of this Agreement and shall be designated as a “Party” to this Agreement as determined by the Lead Investors. The Lead Investors shall have the right to (a) determine (i) the number of Rollover Shares and the amount of Cash Contribution of an Additional Party admitted pursuant to this Section 1.4 and (ii) whether such Additional Party shall be a “Sponsor” under this Agreement and (b) update the Equity Contribution Schedule to reflect such determination.

Article II
Participation in Transaction; Advisors; Approvals

Section 2.1 Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements consented to by the Lead Investors in connection with the Proposal or the Transaction, and shall not, and shall direct

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the Representatives of such Party not to, whether by their action or omission, breach such arrangements or obligations, (b) to the extent requested by any Lead Investor, participating in meetings and negotiations with the Board and/or a special committee of independent and disinterested directors of the Board (if one is formed) and its advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Company, (d) providing the Lead Investors or Holdco with all information reasonably requited concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information any Lead Investor may reasonably require in respect of any other Party and his, her or its Affiliates for inclusion in the Definitive Documents, (e) providing timely responses to requests by any Lead Investor or Joint Advisor for information, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet the obligations of such Party under this Agreement, and (g) consulting with the Lead Investors and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Company, any issuance of which shall be subject to Section 7.1. Unless the Lead Investors otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which such Party considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

Section 2.2 Appointment of Advisors.

(a)       The Parties agree that the Lead Investors shall have the right to engage (including the scope and engagement terms), terminate or change all joint Advisors to the Buyer Consortium in connection with the Transaction (such joint Advisors to the Buyer Consortium engaged by the Lead Investors in accordance with this Section 2.2(a), the “Joint Advisors”). The Parties agree and acknowledge that Kirkland & Ellis and Covington & Burling LLP have been jointly selected by the Buyer Consortium as U.S. legal counsel and international trade and national security legal counsel, respectively, to represent the Buyer Consortium in connection with the Transaction and shall be “Joint Advisors” under this Agreement.

(b)       Except as otherwise provided in Section 2.2(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise him, her or it, provided that such Party shall (i) provide prior notice to other Parties of such retention and (ii) subject to Section 3.1(a), be solely responsible for the fees and expenses of such separate Advisors unless each of the Lead Investors agrees in writing that the fees and expenses incurred by such separate Advisor will be treated as the transaction expenses of the Buyer Consortium and reimbursable pursuant to Article III.

Section 2.3 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by the Lead Investors to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

Article III
Transaction Costs

Section 3.1 Expenses and Fee Sharing.

(a)       Upon consummation of the Transaction, the Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction (other than as a result of the fraud or willful breach of this Agreement by such Party), including, without limitation, the reasonable fees, expenses and disbursements of Joint Advisors retained by the

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Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by all of the Lead Investors).

(b)       If the Transaction is not consummated (and Section 3.1(c) below does not apply), each Sponsor agrees to share ratably among the Sponsors based on such Sponsor’s Sponsor Percentage or as may otherwise be agreed among the Parties the out-of-pocket costs and expenses payable by them in connection with the Transaction incurred prior to or in connection with the termination of the Transaction, including any fees and expenses payable to Joint Advisors retained by the Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by all of the Lead Investors), but excluding any termination fee payable to the Company pursuant to the Merger Agreement. The Parties further agree that the Sponsors shall be entitled to receive, on a pro rata basis in accordance with their respective Sponsor Percentages, any termination or other fees or amounts payable, directly or indirectly, to Holdco or Merger Sub by the Company pursuant to the Merger Agreement, net of the expenses incurred by Holdco and Merger Sub and required to be borne by the Sponsors pursuant to this Section 3.1(b).

(c)       If the Transaction is not consummated due to the breach of this Agreement by one or more Parties, then such breaching Party(ies) shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any termination fee payable to the Company pursuant to the Merger Agreement and any fees and expenses of Joint Advisors retained by the Buyer Consortium and including the fees and costs of any separate Advisors who were retained by the Parties, incurred by each such non-breaching Party in connection with the Transaction, without prejudice to any rights or remedies otherwise available to such non-breaching Party.

Article IV
Exclusivity; VOTING; TRANSFER RESTRICTIONS; OTHER COVENANTS

Section 4.1 Exclusivity Period. Subject to Section 4.8, during the period beginning on the date hereof and ending on the earlier of (i) date that is twelve (12) months from the date hereof, which may be extended by the Lead Investors in writing and (ii) the termination of this Agreement pursuant to Section 6.2 (the “Exclusivity Period”), each Party shall (unless otherwise consented to in writing in advance by all of the Lead Investors) and shall cause his, her or its Affiliates to:

(a)       work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Company and its business and (ii) prepare, negotiate and finalize the Definitive Documents;

(b)       not to, and shall use his, her or its reasonable efforts to cause the Representatives of him, her or it and his, her or its Affiliates (subject to, in the case of a Representative who is a director of the Company or any of its subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives (i) make an Acquisition Proposal, or solicit, encourage, facilitate or join with or invite any other person to be involved in the making of, any Acquisition Proposal, (ii) provide any information to any Third Party with a view to the Third Party or any other person pursuing or considering to pursue an Acquisition Proposal, (iii) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt finance, or contribution of Covered Securities or provision of a voting agreement, in support of any Acquisition Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is

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directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing his, her or its obligations under this Agreement, or (vi) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(v) or Section 4.2(a)(i) or Section 4.2(a)(ii);

(c)       subject to Section 4.8, immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to an Acquisition Proposal; and

(d)       subject to Section 4.8, promptly notify the other Parties if such Party or, to such Party’s knowledge, any Representative of such Party receives any approach or communication with respect to any Acquisition Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Section 4.2 Agreement to Vote.

(a)       Subject to the terms and conditions set forth herein, each Party hereby irrevocably and unconditionally agrees that, to the extent such Party or any Affiliate of such Party Beneficially Owns any Covered Securities, at any annual or special meeting of the stockholders of the Company and at any other meeting of the stockholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the stockholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought, such Party shall (solely in his, her or its capacity as Beneficial Owner of his, her or its Covered Securities), and shall cause any holder of record of the Covered Securities Beneficially Owned by such Party or any Affiliate of such Party to, in each case to the extent that the Covered Securities are entitled to vote thereon or consent thereto:

(i)       appear at each such meeting or otherwise cause all of the Covered Securities Beneficially Owned by such Party and his, her or its Affiliates to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Party is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii)       vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering, all of the Covered Securities Beneficially Owned by such Party and his, her or its Affiliates (w) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Transaction and any other transactions contemplated by the Merger Agreement, (x) in favor of any other matters required to consummate the Transaction and any other transactions contemplated by the Merger Agreement, (y) against any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to the Transaction or in competition or inconsistent with the Transaction, and (z) against any other action, agreement or transaction that is intended to facilitate an Acquisition Proposal or is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Transaction or any other transactions contemplated by the Merger Agreement or the performance by such Party of his, her or its obligations under this Agreement.

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(b)       Subject to the terms and conditions set forth herein, each Party shall, and shall cause his, her or its Affiliates, during the Exclusivity Period, retain at all times the right to vote or consent with respect to such Party’s or his, her or its Affiliates’ Covered Securities in such Party’s or his, her or its Affiliates’ sole discretion (as applicable) and without any other limitation on those matters, other than those limitations contained in Section 4.2(a).

(c)       The obligations of each Party set forth in this Section 4.2 are irrevocable.

Section 4.3 Waiver of Dissenter Rights. Each Party hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Transaction and any other transactions contemplated by the Merger Agreement that such Party or any other person may have by virtue of, or with respect to, any of the Covered Securities Beneficially Owned by such Party and his, her or its Affiliates.

Section 4.4 Prohibition on Transfers.

(a)       Subject to the terms of this Agreement, each Party represents, covenants and agrees that during the Exclusivity Period, such Party will not, and will cause his, her or its Affiliates not to, Transfer any of the Covered Securities Beneficially Owned by such Party and his, her or its Affiliates, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer (i) is a Permitted Transfer, or (ii) has been previously approved in writing by all of the Lead Investors.

(b)       With respect to each Party, this Agreement and the obligations hereunder shall attach to the Covered Securities and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Party’s successors or assigns. No Party may request that the Company register the Transfer of (book-entry or otherwise) any or all of the Covered Securities (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Securities, the transferor shall remain liable for the performance of all of the obligations of the Party under this Agreement.

Section 4.5 Additional Company Securities. Each Party covenants and agrees that during the Exclusivity Period, such Party shall notify each member of the Buyer Consortium in writing of the number of Additional Company Securities Beneficial Ownership in which is acquired by such Party or any of his, her or its Affiliate after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Company Securities shall automatically become subject to the terms of this Agreement and shall constitute Covered Securities for all purposes of this Agreement.

Section 4.6 Share Dividends, etc.. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of stock or other similar transaction, or if any stock dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared, in each case affecting the Covered Securities, the term “Covered Securities” shall be deemed to refer to and include such shares of Common Stock as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares of Common Stock may be changed or exchanged or which are received in such transaction.

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Section 4.7 No Inconsistent Agreements. During the Exclusivity Period, without the prior written consent of all of the Lead Investors, each Party shall not, and shall cause his, her or its Affiliates not to, (a) enter into any contract or other instrument, option or other agreement (except this Agreement) with respect to, or consent to, a Transfer of, any of the Covered Securities, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Party or any of his, her or its Affiliates (as applicable) from voting the Covered Securities in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Securities, (c) enter into any voting or similar agreement (except this Agreement) with respect to the Covered Securities or grant any proxy, consent or power of attorney with respect to any of the Covered Securities or (d) take any action, directly or indirectly, that would or would reasonably be expected to (i) result in a breach hereof, (ii) make any representation or warranty of the Party set forth in Article IX untrue or incorrect in any material respect or (iii) prevent, impede or, in any material respect, interfere with, delay or adversely affect the performance by such Party of his, her or its obligations under, or compliance by such Party with the provisions of, this Agreement.

Section 4.8 Capacity as a Shareholder. The Parties agree and acknowledge that notwithstanding anything to the contrary provided herein, each of Mr. Liu, Ms. Zhang, Mr. Yao and Mr. Dai is signing this Agreement solely in his or her capacity as a Beneficial Owner of the Covered Securities. Nothing in this Agreement shall limit or affect any actions taken by any of Mr. Liu, Ms. Zhang, Mr. Yao and Mr. Dai in his or her capacity as a director or officer of the Company, to the extent this Agreement could be construed to restrict the exercise by such person of his or her fiduciary duties in such capacity.

Article V
ROLLOVER SHARES

Section 5.1 Cancellation of Rollover Shares. Subject to the terms and conditions set forth herein, (a) each Party agrees, on behalf of himself, herself or itself and any of his, her or its Affiliates who Beneficially Owns such Party’s Rollover Shares, that such Party’s Rollover Shares shall, after being contributed to Holdco pursuant to Section 1.3(b), be cancelled at the Closing for no consideration from the Company; and (b) other than such Party’s Rollover Shares, all the remaining Covered Securities Beneficially Owned by such Party or his, her or its Affiliates, if any, shall (i) if such Covered Securities are shares of Common Stock issued and outstanding as of immediately prior to the Closing, be cancelled and cease to exist in exchange for the cash consideration provided under the Merger Agreement, or (ii) if such Covered Securities are represented by other securities, be treated as set forth in the Merger Agreement. Each Party shall and shall cause his, her or its Affiliates who Beneficially Owns Covered Securities to take all actions necessary to cause his, her or its Covered Securities (or such Affiliates’ Covered Securities) to be treated as set forth herein.

Section 5.2 Subscription of Holdco Shares. Subject to the terms and conditions set forth herein, immediately prior to the Closing, in consideration for the cancellation of the Rollover Shares held by a Party or any Affiliate of such Party in accordance with Section 5.1, the Buyer Consortium shall cause Holdco to issue to such Party (or, if designated by such Party in writing, an Affiliate of such Party), and such Party or his, her or its Affiliate (as applicable) shall subscribe for immediately prior to the Closing, certain number of newly issued Holdco Shares representing an ownership percentage in Holdco calculated proportionally based on (a) the amount of such Party’s Equity Contribution, and (b) the aggregate amount of all Parties’ Equity Contributions. Each Party hereby acknowledges and agrees, on behalf of himself, herself or itself and any of his, her or its Affiliates who Beneficially Owns such Party’s Rollover Shares, that (i) delivery of such Holdco Shares shall constitute complete satisfaction of all obligations towards, or sums due to, such Party and such Affiliate by Holdco, its subsidiaries, each other member of the Buyer Consortium and any

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of such other member’s Affiliates in respect of the Rollover Shares Beneficially Owned by such Party or such Affiliate and cancelled at the Closing as contemplated by Section 5.1 above and (ii) such Party and such Affiliate shall have no right to any consideration as provided in the Merger Agreement in respect of such Party’s Rollover Shares.

Section 5.3 Rollover Closing. Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing) and the terms and conditions set forth herein, the closing of the subscription by and issuance to a Party of Holdco Shares contemplated hereby shall take place immediately prior to the Closing or at such other time as agreement among the Parties.

Section 5.4 Deposit of Rollover Shares. Subject to the terms and conditions set forth herein, no later than five (5) Business Days prior to the Closing, each Party shall, and shall cause his, her or its Affiliates to, deliver or cause to be delivered to Holdco all certificates representing such Party’s Rollover Shares (if any), for disposition in accordance with the terms of this Agreement; such certificates and documents shall be held by Holdco or any agent authorized by Holdco until the Closing.

Article VI
TERMINATION

Section 6.1 Failure to Agree. Upon a Party’s withdrawal pursuant to Section 1.1(b), this Agreement shall, subject to Section 6.3(a), terminate with respect to such withdrawing Party.

Section 6.2 Other Termination Events. Subject to Section 6.3(b), this Agreement shall terminate with respect to all Parties upon the earliest to occur of (a) a written agreement among the Parties to terminate this Agreement, (b) the Closing and (c) the delivery of a joint written notice from all of the Lead Investors to terminate this Agreement.

Section 6.3 Effect of Termination.

(a)       Upon termination of this Agreement with respect to a Party pursuant to Section 6.1, Article III (Transaction Costs), Article IV (Exclusivity; Voting; Acquisition and Transfer Restrictions; Other Covenants), Article VI (Termination), Article VII (Announcements & Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Party, and, if such Party is a Sponsor, such Party shall be liable under Article III for his, her or its portion ratably based on such Party’s Sponsor Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party; provided that, if there was a breach of this Agreement by such Party prior to the termination, Section 3.1(c) shall apply.

(b)       Upon termination of this Agreement pursuant to Section 6.2, Article III (Transaction Costs), Article VI (Termination), Article VII (Announcements & Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind the Parties, and subject to Section 3.1(a), if such Party is a Sponsor, such Party shall be liable under Article III for his, her or its portion ratably based on such Party’s Sponsor Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party; provided that, if there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

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(c)       Upon the termination of this Agreement pursuant to this Article VI and subject to the Parties’ confidentiality obligations under Section 7.2, the Parties shall jointly own but may use separately all of the due diligence information, advice and work product obtained or delivered or produced in relation to the Transaction (other than any such information relating to a Party or any of his, her or its Affiliates, which shall remain the property of such Party and may not be used by other Parties without the written consent of such Party), and any Joint Advisor or separate Advisor appointed by any Party in accordance with the terms of this Agreement may continue to advise any of the Parties. No termination of this Agreement shall relieve any Party from liability or damages to the other Parties for a breach of this Agreement prior to such termination.

Article VII
Announcements and Confidentiality

Section 7.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of all of the Lead Investors, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by Law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to each Lead Investor and each Lead Investor has had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

Section 7.2 Confidentiality.

(a)       Except as permitted under Section 7.3, each Party shall not, and shall direct his, her or its Affiliates and the Representatives of the foregoing not to, without the prior written consent of the other Parties, disclose, reproduce, distribute or supply any Confidential Information received by such Party (the “Recipient”) from any other Party (the “Discloser”) to any other person. The Recipient may disclose any Confidential Information to any of his, her or its Affiliates or any of the Representatives of the foregoing who are concerned with the Transaction and whose knowledge of such information is reasonably necessary or desirable for such purpose and who (prior to such disclosure) agree in writing to be bound by similar confidentiality obligations as set out herein or are otherwise bound by applicable law or rules of professional conduct to keep such information confidential; provided that, subject to Section 7.3, no Recipient may disclose any Confidential Information to any equity or debt financing source without the prior written consent of the Lead Investors. Each Party shall not and shall direct his, her or its Affiliates and the Representatives of the foregoing to whom Confidential Information is disclosed pursuant to the preceding sentence not to, use any Confidential Information for any purpose other than exclusively for the purposes of this Agreement or the Transaction. Upon discovery of any unauthorized use or disclosure of Confidential Information or any breach of this Section 7.2 by the Recipient or any of his, her or its Affiliates or any of the Representatives of the foregoing, such Recipient shall give a written notice to the other Parties promptly, and shall cooperate with the other Parties to assist the Discloser to regain possession of such disclosed Confidential Information and prevent its further unauthorized use or disclosure, or remedy such breach, in each case to the extent reasonably practicable.

(b)       Subject to Section 7.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information at the option of the Recipient.

(c)       Each Recipient may retain in a secure archive a copy of the Confidential Information referred to in Section 7.2(b) if the Confidential Information is required to be retained by it for regulatory purposes or in connection with a bona fide document retention policy.

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(d)       Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 7.2 shall continue to apply for a period of twelve (12) months following termination of this Agreement pursuant to Section 6.1 or Section 6.2, unless otherwise agreed in writing.

Section 7.3 Permitted Disclosures. A Party may make disclosures (a) to those of his, her or its Affiliates and the Representatives of the foregoing as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to each of Hillhouse and TF Capital, potential sources of capital), but only on a confidential basis; (b) if required by applicable Law or the rules and regulations of any securities exchange or Governmental Authority of competent jurisdiction over a Party, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party, any of his, her or its Affiliates or any of the Representatives of the foregoing.

Article VIII
Notices

Section 8.1 Notices. Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such other Party’s signature page hereto, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Article IX
Representations and Warranties

Section 9.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) such Party has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by such Party and constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with the terms hereof; (d) the execution, delivery and performance (including the provision and exchange of information) of this Agreement by such Party will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any Law applicable to such Party or any of his, her or its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any Lien of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

Section 9.2 Company Securities. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that as of the date of this Agreement, such Party or his, her or its Affiliates are the sole Beneficial

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Owner of and has good and valid title to the Company Securities set forth opposite the name of such Party in the table under Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 9.2, the Company Securities listed in the table under Schedule A hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by such Party and his, her or its Affiliates. Except as otherwise indicated in the table under Schedule A hereto, such Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to the Covered Securities. Such Party has not taken any action described in Section 4.7 hereof. Such Party understands and acknowledges that each member of the Buyer Consortium and his, her or its Affiliates have expended, and are continuing to expend, time and resources in connection with the Transaction in reliance upon the execution and delivery by such Party of this Agreement and the representations, warranties, covenants and other agreements of such Party contained herein.

Section 9.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 9.1 and Section 9.2 and have been induced by them to enter into this Agreement.

Article X
Miscellaneous

Section 10.1 No Recourse against Lead Investors. Each of the Parties hereby agrees and acknowledges that such Party shall have no right of recovery or claim against any Lead Investor, any of its Affiliates or any Representative of the foregoing (the “Relevant Parties”) under, by reason of or in connection with, and no liability shall attach to any Relevant Party under, by reason of or in connection with, this Agreement or the transactions contemplated hereby (including the exercise of any right, option or discretion of one or more Lead Investors hereunder, or any direct or indirect consequence of such exercise of right, option or discretion), whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, in each case other than any right of recovery, claim or liability arising out of any breach by any Lead Investor of any of its express obligations under this Agreement.

Section 10.2 Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 10.3 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 10.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 10.5 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties.

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No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.6 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, each of Hillhouse and TF Capital may assign its rights and obligations under this Agreement, in whole or in part, to any of its Affiliates, any of the investment funds managed by or advised by it or any of its Affiliates, or any of the investment vehicles of it, such Affiliate or such investment fund (other than any portfolio companies of it, such Affiliate or such investment fund), but no such assignment shall relieve Hillhouse or TF Capital (as the case may be) from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 10.7 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

Section 10.8 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

Section 10.9 Governing Law and Venue.

(a)       This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of New York without regard to the conflicts of law principles thereof.

(b)       Any Actions arising out of or in any way relating to this Agreement shall be submitted to the Intentional Chamber of Commerce (“ICC”) and resolved in accordance with the rules of the ICC (the “Rules”). The place of arbitration shall be New York City, New York. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the ICC International Court of Arbitration. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)       Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 10.9(b), any Party may, to the extent permitted under the rules and procedures of the ICC, seek an interim injunction or other form of relief from the ICC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of New York.

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Section 10.10 Specific Performance. The Parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 10.9, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each Party hereto agrees that such Party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) any other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 10.11 Limitation on Liability. The obligations of each Party under this Agreement are several (and not joint or joint and several).

Article XI
Definitions and Interpretations

Section 11.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.

(a)       “Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transaction): (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or to which 10% or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, license, exchange, transfer or other disposition of assets which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 10% or more of the consolidated assets of the Company and its subsidiaries or to which 10% or more of the total revenue or net income of the Company and its subsidiaries are attributable, (iii) any sale, exchange, transfer or other disposition of 10% or more of any class of equity securities of the Company to any Third Party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of equity securities of the Company, or (v) any public solicitation of proxies in opposition to approval and adoption of a definitive agreement providing for the Transaction and approval of the Transaction by the Company’s stockholders.

(b)       “Action” means any litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding.

(c)       “Additional Company Securities” means with respect to a Party, Company Securities with respect to which such Party or his, her or its Affiliates acquires Beneficial Ownership after the date of this Agreement.

(d)       “Additional Party” has the meaning ascribed to it in Section 1.4.

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(e)       “Adherence Agreement” has the meaning ascribed to it in Section 1.4.

(f)       “Advisors” means the advisors and/or consultants of Holdco and the Parties, in each case appointed in connection with the Transaction.

(g)       “Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person.

(h)       “Agreement” has the meaning ascribed to it in the Preamble.

(i)       “Arbitrator” has the meaning ascribed to it in Section 10.9(b).

(j)       “Beneficial Ownership” by a person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other person(s) solely by virtue of the fact that such first person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(k)       “Board” has the meaning ascribed to it in the Recitals.

(l)       “Business Day” means any day (other than a Saturday, Sunday or public holiday, or any day on which a tropical cyclone warning No. 8 or above or a “black rainstorm warning signal” is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which banks are not required or authorized to close in the City of New York, the PRC or Hong Kong.

(m)       “Cash Contribution” has the meaning ascribed to it in Section 1.3(b).

(n)       “Closing” has the meaning ascribed to it in the Recitals.

(o)       “Common Stock” has the meaning ascribed to it in the Recitals.

(p)       “Company” has the meaning ascribed to it in the Recitals.

(q)       “Company Options” means each outstanding stock option issued by the Company pursuant to any Stock Incentive Plan that entitles the holder thereof to purchase shares of Common Stock upon the vesting of such award.

(r)       “Company RSUs” means each outstanding restricted stock unit issued by the Company pursuant to any Stock Incentive Plan that subject to certain restrictions entitles the holder thereof to receive shares of Common Stock upon the vesting of such award.

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(s)       “Company Securities” means shares of Common Stock and other securities of the Company (including any shares of Common Stock issuable upon the exercise of any Company Options or the vesting of any Company RSUs, or the conversion, exercise or exchange of any other convertible, exercisable or exchangeable securities into or for any shares of Common Stock or otherwise) issued by the Company.

(t)       “Confidential Information” includes (i) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (ii) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Definitive Documents.

(u)       “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

(v)       “Covered Securities” means all of the Existing Company Securities and any Additional Company Securities.

(w)       “Definitive Documents” has the meaning ascribed to it in the Recitals.

(x)       “Discloser” has the meaning ascribed to it in Section 7.2(a).

(y)       “Equity Contribution” has the meaning ascribed to it in Section 1.3(b).

(z)       “Equity Contribution Schedule” has the meaning ascribed to it in Section 1.3(c).

(aa)     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(bb)     “Exclusivity Period” has the meaning ascribed to it in Section 4.1.

(cc)     “Existing Company Securities” means with respect to a Party, Company Securities Beneficially Owned by such Party and his, her or its Affiliate as of the date hereof, as set forth opposite the name of such Party in the table under Schedule A hereto.

(dd)     “Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

(ee)     “Hillhouse” has the meaning ascribed to it in the Preamble.

(ff)     “Holdco” has the meaning ascribed to it in the Recitals.

(gg)     “Holdco Shares” has the meaning ascribed to it in the Recitals.

(hh)     “ICC” has the meaning ascribed to it in Section 10.9(b).

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(ii)       “Joint Advisors” has the meaning ascribed to it in Section 2.2(a).

(jj)       “Law” means any statute, law, ordinance, code or any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order or regulations or rules of any applicable stock exchange.

(kk)     “Lead Investors” has the meaning ascribed to it in the Preamble.

(ll)       “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(mm)   “Merger Agreement” means a definitive agreement and plan of merger relating to the Transaction as may be entered into by and among the Buyer Consortium and/or one or more of its Affiliates, on the one hand, and the Company, on the other hand, in the form to be agreed by such parties and approved by the Board.

(nn)     “Merger Sub” has the meaning ascribed to it in the Recitals.

(oo)     “Mr. Dai” has the meaning ascribed to it in the Preamble.

(pp)     “Mr. Liu” has the meaning ascribed to it in the Preamble.

(qq)     “Mr. Yao” has the meaning ascribed to it in the Preamble.

(rr)      “Ms. Zhang” has the meaning ascribed to it in the Preamble.

(ss)      “Party” and/or “Parties” has the meaning ascribed to it in the Preamble.

(tt)       “Permitted Transfer” means a Transfer of Covered Securities by a Party to (i) an Affiliate of such Party which is Controlled by such Party, (ii) a member of such Party’s immediate family or a trust for the benefit of such Party’s or any member of such Party’s immediate family, (iii) any heir, legatees, beneficiaries and/or devisees of such Party or (iv) if such Party is Hillhouse or TF Capital, to any of the investment funds managed or advised by such Party or any of its Affiliates, or any of the investment vehicles of such Party, such Affiliate or such investment fund; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, an Adherence Agreement in the form attached hereto as Schedule B.

(uu)      “person” means individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority.

(vv)      “Per Share Merger Price” has the meaning ascribed to it under Section 1.3(b).

(ww)    “PRC” means the People’s Republic of China, but solely for the purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and the islands of Taiwan.

(xx)      “Proposal” has the meaning scribed to it in Section 1.2.

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(yy)      “Recipient” has the meaning ascribed to it in Section 7.2(a).

(zz)      “Relevant Parties” has the meaning ascribed to it in Section 10.1.

(aaa)    “Representatives” means, with respect to any Party, such Party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives. For the avoidance of doubt, with respect to any Party, the Representatives shall not include its financing sources or potential financing sources.

(bbb)    “Rollover Shares” has the meaning ascribed in Section 1.3(b).

(ccc)    “Rules” has the meaning ascribed to it in Section 10.9(b).

(ddd)    “Sponsor Percentage” of a Sponsor means a percentage determined in accordance with Section 1.3(c) and set forth opposite such Sponsor’s name under the column “Sponsor Percentage” of the Equity Contribution Schedule.

(eee)    “Sponsors” means any Party the word set forth opposite whose name under the column “Sponsor” on the Equity Contribution Schedule is “Yes.”

(fff)      “Stock Incentive Plans” means, collectively, the 2009 Stock Option Plan, 2011 Incentive Stock Option Plan (as amended), 2013 Stock Incentive Plan, 2014 Stock Incentive Plan and the 2019 Equity Incentive Plan adopted by the Company, and a “Stock Incentive Plan” means any one of the foregoing plans.

(ggg)    “TF Capital” has the meaning ascribed in the Preamble.

(hhh)    “Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Party or any of his, her or its Affiliates.

(iii)       “Transaction” has the meaning ascribed to it in the Recitals.

(jjj)       “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

Section 11.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Hillhouse Bio Holdings, L.P.

By: Hillhouse Bio Holdings GP, Ltd.
its general partner

By:	/s/ Colm John O'Connell
Name:	Colm John O'Connell
Title:	Director

Notice details:

Address: Suite 2202, 22nd Floor, Two International

Finance Centre, 8 Finance Street, Central, Hong Kong

Attention: Qingqing Yi

Email: myi@hillhousecap.com

Phone: (+852) 2179 1988

Fax: (+852) 2179 1900

with a copy to: Adam Hornung

Email: Legal@hillhousecap.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Nicholas Norris; Daniel Dusek; Xiaoxi Lin

Email: nicholas.norris@kirkland.com; daniel.dusek@kirkland.com; xiaoxi.lin@kirkland.com

Fax: (+852) 3761 3301

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

TF Capital Ranok Ltd.

By:	/s/ Tingting Zhang
Name:	Tingting Zhang
Title:	Director

Notice details:

Address: Unit 705, Tower 1, 88 Keyuan Road, German

Center, Pudong New District, Shanghai 201203, China

Attention: Tingting Zhang

Email: tingting.zhang@tfcapital.net

Phone: (+86) 21 5019 8835

Fax: (+852) 3761 3301

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Bizuo (Tony) Liu

By:	/s/ Bizuo Liu
Name:	Bizuo Liu

Notice details:

Address: 1345 Avenue of Americas, 15th Floor,
New York, New York 10105
Email:
Phone: (+1) 347 905 5663
Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Li (Helen) Zhang

By:	/s/ Li Zhang
Name:	Li Zhang

Notice details:

Address: 1345 Avenue of Americas, 15th Floor,
New York, New York 10105
Email:
Phone: (+1) 347 905 5663
Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Yihong Yao

By:	/s/ Yihong Yao
Name:	Yihong Yao

Notice details:

Address: 1345 Avenue of Americas, 15th Floor,
New York, New York 10105
Email:
Phone: (+1) 347 905 5663
Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Chengxiang (Chase) Dai

By:	/s/ Chengxiang Dai
Name:	Chengxiang Dai

Notice details:

Address: 1345 Avenue of Americas, 15th Floor,
New York, New York 10105
Email:
Phone: (+1) 347 905 5663
Fax: (+1) 347 679 8203

Exhibit 2-A

PREVILEDGED AND CONFIDENTIAL

Execution Version

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on November 10, 2019

BY:

Dangdai International Group Co., Limited, a private company limited by shares organized and existing under the Laws of Hong Kong with its registered address at Room 2105-07, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:
(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Agreement, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Dangdai International Group Co., Limited

	By:	/s/ Chen Jie
	Name:	Chen Jie
	Title:	Executive Vice President

Notice details:

	Address:	Room 2105-07, Man Yee Building 68 Des Voeux Road Central, Hong Kong
	Attention:	Chen Jie
	Email:	chen.jie@dangdaigroup.com.cn
	Phone:	(+852) 3892 2718
\	Fax:	(+852) 3892 2799

[Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

 [Annex A]

Exhibit 2-B

PREVILEDGED AND CONFIDENTIAL

Execution Version

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on November 11, 2019

BY:

Mission Right Limited, a BVI business company organized and existing under the Laws of the British Virgin Islands with its registered address at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:
(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Agreement, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Mission Right Limited

	By:	/s/ Chan Boon Ho Peter
	Name:	Chan Boon Ho Peter
	Title:	Director

Notice details:

	Address:	Rooms 4503-05, 45th Floor, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong
	Attention:	Jackie Wah
	Email:	jackie.wah@cstgrouphk.com
	Phone:	+852 2856 9300
\	Fax:	+852 2824 2616

 [Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase)

Exhibit 3

 PRIVILEGED AND CONFIDENTIAL

Execution Version

 Preliminary Non-binding Proposal to Acquire Cellular Biomedicine Group, Inc.

November 11, 2019

The Board of Directors

Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

Dear Sirs:

The undersigned, a consortium led by Mr. Bizuo (Tony) Liu, the Chief Executive Officer of Cellular Biomedicine Group, Inc. (the “Company”), certain other senior management members of the Company, Hillhouse Bio Holdings, L.P. and TF Capital Ranok Ltd. and also including Dangdai International Group Co., Limited and Mission Right Limited (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire the Company in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity for the Company’s stockholders to realize a meaningful premium and certainty of value. Our proposal represents a 10.4% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 16.1% and 30.3% to the volume-weighted average price during the last 30 and 60 trading days, respectively.

1.       Consortium. The Consortium Members have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 23.3% of entire capital stock of the Company issued and outstanding as of November 1, 2019 (as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019) and entitled to vote.

2.       Purchase Price. The consideration payable for each share of common stock of the Company, par value $0.001 per share, will be US$19.50 in cash (other than those shares of common stock held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.       Funding. We intend to finance the Acquisition with a combination of cash and rollover of existing equity interests in the Company funded by the Consortium Members or their affiliates and any additional members we may accept into the Consortium. We do not anticipate requiring debt financing to consummate the Acquisition. We expect the commitments for the required equity funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.       Advisors. We are prepared to move expeditiously to complete the proposed Acquisition. We have engaged Kirkland & Ellis as our international legal counsel and Covington & Burling LLP as our international trade and national security counsel. We have significant experience in structuring and consummating transactions of this nature and would expect to complete the Acquisition on an expedited basis.

5.       Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.

6.       Process. We believe that the Acquisition will provide superior value to the Company’s stockholders. To the extent a meaningful number of the Company’s stockholders determine to roll over their shares, we may submit a new proposal that is subject to appropriate process protections. Also, if requested by the Company’s Board of Directors (or a special committee thereof, if one is formed), the Consortium, by itself or through its members, is willing to extend a bridge loan on terms to be mutually agreed by the Consortium and the Company in order to address any potential short-term liquidity needs of the Company.

In considering our offer, you should be aware that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.       Confidentiality. As we are sure you can appreciate, as required by law, we will promptly make Schedule 13D filings to disclose the entry into the Consortium Agreement as well as this proposal.

8.       No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[remainder of page intentionally left blank]

Sincerely,

Bizuo (Tony) Liu

/s/ Bizuo Liu

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Hillhouse Bio Holdings, L.P.

By:	Hillhouse Bio Holdings GP, Ltd.
its general partner

By:	/s/ Colm John O'Connell
Name:	Colm John O'Connell
Title:	Director

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

TF Capital Ranok Ltd.

By:	/s/ Tingting Zhang
Name:	Tingting Zhang
Title:	Director

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Li (Helen) Zhang

/s/ Li Zhang

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Yihong Yao

/s/ Yihong Yao

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Chengxiang (Chase) Dai

/s/ Chengxiang Dai

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Dangdai International Group Co., Limited

By:	/s/ Chen Jie
Name:	Chen Jie
Title:	Executive Vice President

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Mission Right Limited

By:	/s/ Chan Boon Ho Peter
Name:	Chan Boon Ho Peter
Title:	Director

[Signature page to Preliminary Non-Binding Proposal]

Exhibit 4

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: November 12, 2019

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director